IDEX MUTUAL FUNDS

TO THE SHAREHOLDERS OF
IDEX FEDERATED TAX EXEMPT
(formerly IDEX AEGON TAX EXEMPT)


Section 270.30d-1 under the Investment Company Act of 1940, as amended, titled "Reports to Stockholders of Management Companies," requires regulated investment companies to report on all subject matters put to the vote of shareholders and provide final results. Accordingly, IDEX Management, Inc. solicited a vote by the shareholders for:

Proposal 1:	Approval of a new Investment Advisory Agreement between IDEX
Mutual Funds and IDEX Management, Inc.

Proposal 2:	Approval of a new Sub-Advisory Agreement between IDEX
Management, Inc. and Federated Investment Management Company.

Proposal 3(a):	Approval to add a fundamental investment restriction with
respect to diversification;

Proposal 3(b):	Approval to amend the current fundamental investment
restriction regarding concentration;

Proposal 3(c):	Approval to delete the current fundamental investment
restriction regarding investments in oil, gas and minerals;

Proposal 3(d):	Approval to delete the current fundamental investment
restriction regarding beneficial ownership of fund securities;

Proposal 3(e):	Approval to delete the current fundamental investment
restriction with respect to put, call, straddle or spread options;

Proposal 3(f):	Approval to delete the current fundamental investment
 restriction with respect to investing in securities of other investment companies; and

Proposal 3(g):	Approval to amend the current fundamental investment
restriction regarding commodities.


At a special meeting of shareholders held on June 5, 2000, the results of the proposals were as follows:



	FOR	AGAINST	ABSTAIN

Proposal 1	91.4%	1.4%	7.2%

Proposal 2	91.5%	1.3%	7.2%

Proposal 3(a)	87.0%	3.8%	9.2%

Proposal 3(b)	86.3%	4.0%	9.6%

Proposal 3(c)	87.0%	3.9%	9.1%

Proposal 3(d)	86.4%	4.3%	9.3%

Proposal 3(e)	86.0%	4.6%	9.4%

Proposal 3(f)	86.7%	4.2%	9.1%

Proposal 3(g)	86.7%	4.4%	8.9%